Additional documentation relevant to Question 2 (Endnotes 3-6)

O. Faleye, J. Fin. Ec. 83, 501-529, 2007
→ Endnote 3, 6

of situations where staggered boards are beneficial. Another relevant but previously unexplored issue is whether staggered elections promote board stability and a culture of effective long-term strategic planning.

Perhaps the most important outstanding question is why and how classified boards destroy value. Generally, it is presumed that this is because these boards entrench management and reduce director accountability to shareholders. If so, however, there should be other evidence of problems beyond reduced firm value. For example, are classified boards less likely to fire the CEO for poor performance? Are outside directors less effective on classified boards? Do such boards provide CEOs with poorer compensation incentives? Do classified boards deter proxy contests? Do shareholder proposals at firms with classified boards receive greater shareholder support than at firms with non-classified boards? Are classified boards more or less likely to implement shareholder-approved proposals? In short, how, and to what extent, do classified boards insulate directors and top management from shareholders?

EN# 3

This paper focuses on these significant issues with a view to enriching the discourse on classified boards. As a starting point, I provide evidence of a negative relation between firm value and classified boards and show that this relation is robust to controls for other takeover defenses and concerns for endogeneity. I then extend the analysis to address the issues raised above. First, I test whether classified boards are beneficial in certain situations by focusing on the class of firms that is commonly suggested as likely to benefit most from staggered board elections, that is, those with relatively complex operations. I find no support for this conjecture: regardless of how I define complexity, classified boards are always negatively related to firm value.

Next, I test the hypothesis that staggered elections encourage board stability by relating classified boards to director turnover rates, which I measure as the proportion of 1995 directors no longer on the board in 2002. I find that electing directors to staggered terms has no significant effect on board turnover. In addition, there is no evidence that staggered elections enhance board independence, since classified boards are not significantly related to the turnover rate for independent directors.

Given these results, I then address the important question of how and why staggered boards destroy value by conducting a series of tests to evaluate the hypothesis that classified boards entrench management and reduce the effectiveness of directors. First, I analyze the effect of staggered boards on the likelihood of CEO turnover. I find that staggered elections reduce the probability of an involuntary turnover and the sensitivity of turnover to firm performance. The evidence further suggests that staggered elections reduce the effectiveness of outside directors in CEO replacement decisions. Weisbach (1988) shows that CEO turnover is more sensitive to firm performance when a majority of directors are outsiders. I find that this result depends on whether directors are elected to annual or staggered terms. For firms without classified boards, involuntary turnover is indeed more likely when a majority of directors are outsiders. For classified boards, however, an outsider-dominated board does not affect the performance sensitivity of forced turnover. In related results, I also show that classified boards reduce the sensitivity of CEO compensation to firm performance, deter proxy contests, and are less likely to implement shareholder-approved proposals.

EN# 6

My results cast a shadow of doubt on the claim that classified boards protect shareholder interests and enhance the firm's ability to create wealth. Rather, the evidence suggests that these boards are adopted for managerial self-serving purposes, and that the recent wave of shareholder activism directed at eliminating them could well be justified.

The remainder of the paper is organized as follows. In the next section, I describe the sample, methodology, and results of my analysis of the relation between classified boards and firm value. Section 3 considers whether classified boards benefit complex firms, while Section 4 focuses on how staggered elections affect board stability and long-term strategic planning. In Section 5, I focus on the question of how classified boards entrench management, providing evidence on CEO turnover, compensation incentives, proxy fights, and shareholder proposals. Section 6 concludes with a brief summary.

2. Classified boards and firm value

2.1. Sample construction

My sample is based on the 3,823 definitive proxy statements filed with the US Securities and Exchange Commission in 1995. From this group, I exclude mutual funds, real estate investment trusts, limited partnerships, subsidiaries, and firms with incomplete data in Compustat. This yields a sample of 2,166 firms. Reading each proxy statement, I identify 1,083 firms that elect directors to staggered terms. I then check subsequent proxy statements for each firm from 1996 through 2002 to identify those that declassified their boards during this period. There are 32 such firms. Similarly, I examine succeeding proxy statements for firms that practiced annual board elections in 1995 and identify 62 that subsequently classified their boards. I eliminate both groups from the sample to ensure that sample firms practice either annual or staggered elections throughout the empirical window of this study, thus reducing the sample to 2,072 firms.

An important issue in relating firm value to board structure is the potential for a self-selection problem, namely, the possibility of detecting a statistical relation between measures of firm performance and board structure which is a simple reflection of the choice of such structure being the result of performance to begin with. While I discuss several econometric attempts at addressing this issue in Section 2.4.1, here I discuss sampling procedures aimed at reducing the likelihood of such a spurious relation. Specifically, I check pre-1995 proxy statements of firms with classified boards to determine the year the classified board was adopted and exclude 51 firms that classified their boards after 1990. Since the study covers 1995–2002, this implies that the remaining firms have practiced staggered elections for at least five years prior to the period of my analysis. With this, I hope to mitigate the effects of any performance concerns that might have been associated with the decision to classify the board.

Thus, my final sample consists of 2,021 firms. Of these, 1,000 have classified boards while the remaining 1,021 elect directors to annual terms. Virtually all industries are represented in both the classified board and non-classified board sub-samples, and the distribution of firms across broad industry groups is similar for both categories. Thus, my analysis is not likely to suffer from industry-induced biases. Still, all my regressions include two-digit SIC code dummies to control for any remaining industry effects.

EN#4, Masulis, Wang & Xie, J. Fin LXII (4), 2007.

clustering. The dependent variable is the 5-day CAR around each acquisition announcement. The key explanatory variables are the three antitakeover provision indices introduced earlier. Since they are highly correlated with each other, we separately examine their effects on bidder returns. We find that all three ATP indices have significantly negative effects on CAR, which supports the hypothesis that on average managers at firms with more ATPs make poorer acquisitions. We also find that the explanatory power of the models is quite similar with adjusted-R^2 ranging from 5.1% to 5.3%. Having excluded from our regressions all firm traits and deal characteristics that are clearly endogenously determined, we conclude that our finding of a significantly negative ATP effect does not appear to be driven by any obvious endogeneity associated with these explanatory variables.[18]

B.2. Baseline Regressions

In Table VI, we report the results from our baseline regressions, controlling for all the bidder traits and deal characteristics described in Section A.3, regardless of whether they are potentially endogenous. All three ATP indices have significantly negative coefficients, indicating that the findings in Table V are not due to the omission of bidder and deal characteristics included in earlier studies of bidder announcement returns. The coefficient estimate of the GIM index is –0.107 with a t-statistic of 2.49, indicating that each additional antitakeover provision reduces bidder shareholder value by about 0.1%. Given that a typical Dictatorship firm has 10 more provisions than a typical Democracy firm according to GIM's classification, the former underperforms the latter by approximately 1%, a nontrivial number relative to the average acquisition announcement effect or CAR of 0.215%. The BCF index used in regression (2) has a coefficient of –0.333, significant at the 0.1% level. In other words, the addition of one more ATP to the BCF index lowers bidder returns by about 0.33%.

To better compare the economic significance of the GIM index and the BCF index, we calculate the changes in CAR in response to a one-standard deviation increase in the two indices. We find that ceteris paribus, bidder returns decrease by 0.290% (0.435%) per one-standard deviation increase in the GIM (BCF) index, suggesting that the effect of the BCF index on bidder returns is 1.5 times greater than that of the GIM index. This is consistent with the BCF finding that the six ATPs in the BCF index are among the most important in terms of their effects on firm value and stock returns. However, further research is warranted to assess whether BCF's claim holds for other major firm decisions beyond acquisitions.

Finally, we find that acquirers with staggered boards experience abnormal returns approximately 0.52% lower than those experienced by acquirers without

EN#4

[18] Although there is no extant evidence in the literature, relative deal size, public/private target indicators, and the high tech dummy could all be endogenous. The effects of governance indices on bidder returns remain significantly negative if we remove them from our regressions as well.

staggered boards. For the average bidder in our sample, this translates into a loss of close to $30 million in shareholder value.

For our control variables, both the magnitude and statistical significance of the parameter estimates are fairly stable across the three model specifications shown in Table VI. Most of the parameter estimates for the control variables are consistent with the findings of Moeller, Schlingemann, and Stulz (2004), especially for their large-acquirer subsample. Specifically, we observe that (i) bidder size has a significantly negative effect on bidder returns; (ii) Tobin's q has a negative effect on bidder returns that becomes significant when stock price runup is absent; (iii) leverage has a positive, albeit insignificant, effect on bidder returns, suggesting that leverage does have some power in preventing managers from making bad acquisitions; (iv) free cash flow has an insignificant effect on bidder returns; (v) target industry M&A activity, which proxies for potential competing bidders, has a negative effect on bidder returns that becomes significant in the absence of year fixed effects; and (vi) bidder returns are lower, albeit insignificantly, for diversifying acquisitions. We also find that (vii) bidder pre-announcement stock price runup has a significantly negative effect on bidder returns, and (viii) bidder returns are lower in deals combining two high-tech companies, and this effect becomes stronger as relative deal size rises.[19]

Our acquisition classification scheme decomposes our sample into six deal types based on M&A currency and target ownership status. This decomposition yields very significant parameter estimates for all five indicators included in the regressions. Given that the indicator for acquisitions of subsidiary targets with stock currency is excluded from the regressions to avoid perfect multicollinearity, the signs and magnitudes of these parameter estimates provide us with some interesting observations. Since all five coefficients are negative, we infer that acquisitions of subsidiary targets with stock financing, the omitted deal type, generate the highest bidder returns. Ordering the five coefficients from lowest to highest in terms of shareholder acquisition gains, we find that the least profitable deals are partially or fully stock-financed public target acquisitions, followed by cash-financed public target acquisitions, cash-financed private target acquisitions, partially or fully stock-financed private target acquisitions, and finally cash-financed subsidiary target acquisitions. Holding the method of payment constant, public target acquisitions are associated with the lowest abnormal returns, while subsidiary target acquisitions are associated with the highest, with private target acquisitions in between, echoing the findings of Moeller, Schlingemann, and Stulz (2004). Holding target ownership status constant, stock financing increases bidder returns in deals involving private or subsidiary targets, confirming and extending the evidence reported in Chang (1998) and Fuller, Netter, and Stegemoller (2002), while the reverse is true in deals involving public targets. In addition, it appears that the difference in acquirer returns between public target acquisitions and private target

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[19] In the absence of the interaction term between the high tech indicator and relative deal size, the high tech indicator has a negative but insignificant coefficient.

Table VI
Baseline Regression Analysis of Bidder Returns

The sample consists of 3,333 completed U.S. mergers and acquisitions (listed in SDC) between 1990 and 2003 made by firms covered by the IRRC antitakeover provision database. The dependent variable is the bidder's 5-day cumulative abnormal return in percentage points. Variable definitions are in the Appendix. In parentheses are t-statistics based on standard errors adjusted for heteroskedasticity (White (1980)) and acquirer clustering. [a] and [b] stand for statistical significance based on two-sided tests at the 1% and 5% level, respectively. All regressions control for year fixed effects, whose coefficient estimates are suppressed.

	(1)	(2)	(3)
Antitakeover Provisions:			
GIM index	−0.107[b]		
	(−2.49)		
BCF index		−0.333[a]	
		(−3.73)	
Staggered board			−0.524[b]
			(−2.03)
Bidder Characteristics:			
Log(total assets)	−0.301[a]	−0.313[a]	−0.319[a]
	(−3.59)	(−3.76)	(−3.81)
Tobin's q	−0.085	−0.099	−0.079
	(−0.68)	(−0.78)	(−0.64)
Free cash flow	1.902	1.898	1.775
	(0.86)	(0.85)	(0.80)
Leverage	0.678	0.749	0.726
	(0.64)	(0.70)	(0.69)
Stock price runup	−0.906[b]	−0.905[a]	−0.886[b]
	(−2.54)	(−2.57)	(−2.50)
Deal Characteristics:			
Industry M&A	−1.096	−1.256	−1.277
	(−0.77)	(−0.88)	(−0.90)
Relative deal size	0.209	0.192	0.186
	(0.36)	(0.34)	(0.32)
High tech	0.420	0.398	0.460
	(0.92)	(0.87)	(1.01)
High tech × relative deal size	−6.078[a]	−6.082[a]	−6.091[a]
	(−3.15)	(−3.15)	(−3.05)
Diversifying acquisition	−0.269	−0.256	−0.274
	(−0.88)	(−0.85)	(−0.90)
Public target × stock deal	−3.902[a]	−3.859[a]	−3.839[a]
	(−7.29)	(−7.24)	(−7.19)
Public target × all-cash deal	−2.082[a]	−2.053[a]	−2.068[a]
	(−3.34)	(−3.31)	(−3.32)
Private target × all-cash deal	−1.969[a]	−1.925[a]	−1.903[a]
	(−3.53)	(−3.47)	(−3.41)
Private target × stock deal	−1.689[a]	−1.645[a]	−1.593[a]
	(−3.10)	(−3.03)	(−2.94)
Subsidiary target × all-cash deal	−1.472[a]	−1.468[a]	−1.427[a]
	(−2.90)	(−2.90)	(−2.81)
Intercept	6.045[a]	5.850[a]	5.402[a]
	(5.69)	(5.78)	(5.41)
Number of obs.	3,333	3,333	3,333
Adjusted-R^2	6.2%	6.4%	6.2%

Also, Harvard Law School Economics + Bus. Discussion Paper Series, 3/11/02, p. 1

The Powerful Antitakeover Force of Staggered Boards: Theory, Evidence, and Policy

Lucian Arye Bebchuk, John C. Coates** IV &*
*Guhan Subramanian****

Staggered boards, which a majority of public companies now have, provide a powerful antitakeover defense, stronger than is commonly recognized. They provide antitakeover protection both by (i) forcing any hostile bidder, no matter when it emerges, to wait at least one year to gain control of the board, and (ii) requiring such a bidder to win two elections far apart in time rather than a one-time referendum on its offer. Using a new data set that includes all hostile bids in the five-year period 1996-2000, we find that not a single hostile bid came close to winning a ballot box victory against an "effective" staggered board (ESB). We also find that an ESB nearly doubles the odds that the average target in our data set will remain independent, from 34% to 61%, halves the odds that a first bidder will be successful, from 34% to 14%, and reduces the odds that our average target will be forced to sell to a white knight, from 32% to 25%. Furthermore, we find that the shareholders of targets that remain independent in our data set are made substantially worse off compared with accepting the bid, and that ESB's do not provide sufficient countervailing benefits in terms of increased premia to offset the increased costs of remaining independent. Overall, our estimates indicate that, in the period that we study, ESB's reduced the expected returns of the shareholders of hostile bid targets by 8-10%. Finally, we show that most staggered boards were adopted before the developments in takeover doctrine that make ESB's such a potent defense. Our findings call for a reconsideration of the rules governing takeover defenses. In particular, we argue that, at least in the absence of explicit shareholder authorization, managers who lose one election over an outstanding bid should not be allowed to further block the bid with a pill-ESB combination.

JEL classification: G30, G34, K22
Key words: Takeovers, Defensive tactics, boards, mergers and acquisitions

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* William J. Friedman and Alicia Townsend Friedman Professor of Law, Economics, and Finance, Harvard Law School; Research Associate, National Bureau of Economic Research and Center for Economic Policy Research.
** Professor of Law, Harvard Law School.
*** Assistant Professor of Business Administration, Harvard Business School. For helpful comments we are grateful to Barry Cohen, Susan A. Chen, Marcel Kahan, Louis Kaplow, Jack Jacobs, Roberta Romano, Leo Strine and participants in presentations at Harvard Business School, Harvard Law School, the Harvard JD/MBA alumni meeting, the Vanderbilt conference on empirical research in corporate law, the 2001 annual meeting of the American Law and Economics Association, the NYU Law and Business "bridge group," and the University of Tilburg. In a companion paper, *The Effect of Takeover Defenses*, we plan to develop further our empirical analysis of takeover defenses.

Additional documentation relevant to Question 3 (Endnote 11)

From Boulton, J. Ec. + Business, 62(6), 2010, p. 2

Venture Capital and the Incorporation Decisions of IPO Firms

Abstract

This paper investigates whether IPO firms backed by venture capital investors are more likely to incorporate in states that are takeover friendly. Venture capital firms benefit when their portfolio companies are subject to the discipline of the corporate control market. State-level antitakeover statutes diminish the effectiveness of the corporate control market by making firm acquisition more costly. I find that venture capital-backed IPO firms are more likely to incorporate in a takeover-friendly state, such as Delaware. State-level antitakeover statutes are effective takeover deterrents, as my results show that firms incorporated in takeover-friendly states are more likely to be acquired in the five years following their IPO. I also find that firms incorporated in takeover-friendly states have higher Tobin's Q values than firms incorporated in takeover-unfriendly states, suggesting that state-level antitakeover statutes negatively impact firm value.

EN # 11

Bertrand + Mullainathan, J. Pol. Econ., 2003 111(5), p. 1046

of the corporations in our sample (roughly three-quarters) have plants located in different states, this feature means that we can completely control for shocks specific to a state of location and year. Because the state of incorporation is a legal concept, with little economic meaning, such controls account for most economic and political shocks coincident with the laws.[4] For a simple illustration of our methodology, consider two plants located in New York, one of which belongs to a Delaware incorporated firm and the other to a California incorporated firm. When Delaware passes its law in 1988, we can compare the changes in outcomes in the Delaware incorporated plant with the changes in the California incorporated plant. Since both are located in New York, they will be affected by roughly similar economic and political shocks, but only the plant belonging to the Delaware firm will be affected by the change in corporate law. Hence, we can control for any political economy or business cycle factors that may have coincided with or led to the passage of the antitakeover law.

Following this methodology, we find that production workers' wages rise by about 1 percent in the protected plants and white-collar wages rise by about 4 percent. We also find large effects for plant creation and destruction. Not only does the rate of plant destruction fall, but the rate of plant creation also falls. When we examine the net effect on overall firm size, we find that the reductions in plant creation and destruction roughly offset each other, so there is no statistically significant change in firm size. Similarly, we find no effect on capital expenditures.

EN #11

While the changes we document seem to suggest that the antitakeover laws also reduced efficiency, this need not be the case. Some models have suggested that reducing takeover threats may actually enhance productive efficiency (Shleifer and Summers 1988; Stein 1988; Blair 1995). We therefore directly investigate the impact of the antitakeover laws on plant-level measures of productivity and profitability. We find that total factor productivity declines following antitakeover legislation. Return on capital also falls by nearly 1 percent. These findings support the idea that better governance does in fact improve economic performance and does not involve only a transfer of rents to shareholders.

What do these results suggest about managerial preferences? First, managers appear to care more about workers, especially white-collar workers, than shareholders do.[5] But, in contrast to stakeholder theories in which this increased attention to workers improves productive effi-

[4] In practice, antitakeover legislation is by far the most important development in corporate law over the time period we study.

[5] This care for workers may result from a desire to avoid conflict with unions, ease interactions with workers, or be surrounded by higher-quality employees. The important point is that workers will positively enter the utility function of the manager in a reduced-form model.

THE INFLUENCE OF ANTITAKEOVER STATUTES ON INCORPORATION CHOICE: EVIDENCE ON THE "RACE" DEBATE AND ANTITAKEOVER OVERREACHING

GUHAN SUBRAMANIAN[†]

Commentators have long debated whether competition among states for corporate charters represents a race to the top or a race to the bottom. Race-to-the-top advocates recently have gained ground in this debate on the basis of the general corporate migration to Delaware in the 1990s and empirical evidence suggesting that Delaware incorporation increases shareholder wealth. This Article uses second-generation state antitakeover statutes to shed additional light on this debate. I use a new database of reincorporations from the 1990s to show that managers generally migrate to (and fail to migrate away from) typical antitakeover statutes. Given the robust econometric evidence that these statutes increase managerial agency costs and reduce shareholder wealth, my results are generally consistent with the race-to-the-bottom view. However, I also find some evidence that managers migrate away from the more severe antitakeover statutes in Massachusetts, Ohio, and Pennsylvania, through incorporation choice and opt-out from these statutes. This finding introduces the possibility of "overreaching" in the corporate charter marketplace and suggests potential limits on the race to the bottom. The results have implications for recent developments in corporate charter competition in both the United States and the European Union.

[†] Assistant Professor of Business Administration, Harvard Business School. A.B. Harvard College; J.D. Harvard Law School; M.B.A. Harvard Business School. I thank Constance Bagley, George Baker, Jason Barro, Lucian Bebchuk, Keith Paul Bishop, John Coates, Jill Fisch, Brian Hall, Marcel Kahan, Tom Knox, Mark Roe, Lynn Stout, Leo Strine, and seminar participants at Harvard Business School, Harvard Law School, and the Vanderbilt Conference on Empirical Research in Corporate Law for helpful comments on earlier drafts. I also thank Michelle Kalka for excellent research assistance. The Division of Research at the Harvard Business School provided financial support.